



Dr. Alan N. Glazier · 2nd

Founder - ODs on facebook Community (42,500 ECPs)
Business Development Executive @ Keplr Vision ....
Board Trustee - New England College of Optometry

Rockville, Maryland, United States · 500+ connections ·

Contact info

ODs on facebook

**University of Marylar
College Park**

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On this episode of the ODs on Facebook
Podcast we take a deep dive into vision…



| ODs on FB
odsonfb.com • 1 min read

👍 ❤️ 17 • 6 Comments

**Dr Alan Glazier on CNN - How Digital
Device Usage Causes Dry Eye**
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Smartphones, tablets, PDA's, Laptops - as
digital device usage grows, so do eye-…



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Experience

Founder
ODs on facebook
Sep 2011 – Present · 9 yrs 4 mos
Rockville, MD

ODs on facebook is the most active eye care industry ongoing social media discussion. With 42,500+ members it's also the largest organization in the eye care industry. If you are currently on facebook in eye care please join

 **Board Trustee**
New England College of Optometry
Jul 2020 – Present · 6 mos
Boston, Massachusetts, United States

 **Business Development Executive**
Keplr Vision
Feb 2018 – Present · 2 yrs 11 mos
Bloomington/Normal, Illinois Area

Total ECP is rapidly growing group of optometry practices with the goal of having a nationwide presence of medically-oriented, industry-leading optometry practices dedicated to serving the vision care needs of patients with the highest quality care and products available.

CEO/Founder - Optometrists serving Rockville, Potomac Maryland

Shady Grove Eye and Vision Care
May 1993 – Jul 2020 · 27 yrs 3 mos
Rockville, MD

One of the regions largest private optometric practices, Shady Grove Eye and Vision Care has been serving the Washington, DC metropolitan area for almost 50 years. Located in Rockville, Maryland, our 4 doctor practice provides exceptionally high level of customer service combined with the latest in digital eye examination technologies, contact lens techn …see mor

Education



University of Maryland College Park

BS, Pre Medicine
1984 – 1988
Activities and Societies: Phi Sigma Delta Fraternity

Bachelors in Pre-Medicine



New England College of Optometry

OD, Optics
1989 – 1993

Studied Optometry and Optics

John F. Kennedy High School

High School Diploma

1980 – 1984

Licenses & certifications

Fellow, American Academy of Optometry

American Academy Of Optometry

Issued Nov 1999 · No Expiration Date

Diplomate, American Board of Optometry



